Exhibit 99.1

Nayax Enters into Definitive Agreement to Acquire IPS Group, a Leading Smart Parking Technology Provider

Acquisition establishes Nayax as a leader in smart parking, expanding its addressable cashless opportunity by approximately $85 billion

HERZLIYA, Israel, Aug. 25, 2026 (GLOBE NEWSWIRE) -- Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement, payments and loyalty platform, today announced a definitive agreement to acquire IPS Group, Inc. (“IPS”) from Windjammer Capital Investors in an all-cash transaction for a total consideration of $350 million.

Together, Nayax and IPS will bring together complementary capabilities in unattended commerce, pairing Nayax’s payments infrastructure and global distribution network with IPS’s purpose-built smart parking hardware and software. IPS’s two decades of field-proven technology and established base of more than 250,000 parking spaces, combined with Nayax’s reach across more than 120 countries, will accelerate IPS’s expansion into new markets, starting with Continental Europe, while giving Nayax’s existing customers access to a leading parking and curb management solution. The combination offers cross-sell opportunities and expands Nayax’s addressable cashless opportunity. It is the same playbook of land and expand Nayax has used in previous acquisitions: acquire a trusted solution provider in a vertical, then seamlessly integrate with Nayax’s own payments infrastructure to better serve our customers.

IPS is a leading provider of payment-enabled smart parking technology whose connected solutions process millions of consumer payment transactions annually for municipalities, universities and private operators. The platform spans meters, mobile and text-based payments, enforcement and permitting software, vehicle detection and curb data analytics.

Nayax has built its unattended verticals on a single pattern: high-frequency, low-value transactions in which operators receive an end-to-end platform - hardware, software, payments and loyalty from one provider. Parking fits that pattern. IPS gives Nayax a leading parking platform from which to compete as a provider of hardware, software and payments, lifting its addressable cashless opportunity to approximately $342 billion by 2029.

“Cities run some of the most demanding unattended commerce anywhere, with strict compliance requirements and infrastructure that must last a decade,” said Yair Nechmad, Chairman and Chief Executive Officer of Nayax. “Together with IPS we can give cities a unified platform for the curb and run parking alongside EV charging.”

“IPS fits perfectly into our M&A playbook,” said Aaron Greenberg, Chief Strategy Officer of Nayax. “We seek companies in verticals where payments and software work together, using our payment stack and infrastructure to take these businesses global. From hardware quality to payments strength, it is exactly the platform a combined Nayax-IPS represents.”

“Over more than two decades we have built the most complete on-street solution in the market,” said Chad Randall, Chief Executive Officer of IPS. “Joining Nayax will offer IPS the resources to expand globally and enhance our parking technology ecosystem offering for customers.”

Transaction Highlights:

•	Total enterprise value of $350 million in an all-cash transaction, on a cash-free debt-free basis, representing approximately 17x 2026E Adjusted EBITDA, excluding anticipated synergies. The Adjusted EBITDA multiple is approximately 12x when considering run-rate synergies of more than $8 million.

•	Immediately accretive to Gross margin, Adjusted EBITDA margin, Adjusted Earnings Per Share, and Free Cash Flow conversion, and is aligned with our progress toward Nayax’s 2028 targets. The transaction is not reflected in Nayax’s current 2026 guidance.

•	IPS’s financial performance includes estimated revenue for FY 2026 of over $90 million with more than 60% recurring revenue, representing approximately 20% strong organic revenue growth compared to FY 2025 and an Adjusted EBITDA of approximately $21 million, alongside with strong free cash flow generation and around 80% conversion.

•	Run-rate EBITDA synergies of more than $8 million expected by 2029 from initiatives such as migrating IPS’s payment volume onto Nayax’s proprietary processing infrastructure, expanding the platform to new international markets like Continental Europe, and cross-selling EV charging.

•	Net leverage of approximately 3.8x at close is expected to improve to below 3.0x by end of 2027.

•	Funded with cash on hand and approximately $150 million of new committed debt.

•	IPS’s executive management team is expected to continue to lead the business from San Diego, California.

•	Closing expected in Q4 2026, subject to regulatory approvals and customary closing conditions.

Conference Call Details:

Nayax will host a webcast with Q&A in English to discuss the transaction today at 8:30 a.m. Eastern Time (3:30 p.m. Israel Time), followed by a webcast with Q&A in Hebrew at 9:30 a.m. Eastern Time (4:30 p.m. Israel Time).

To access the English webcast, please click here: English Webcast.

To access the Hebrew webcast, please click here: Hebrew Webcast.

A transaction presentation will be available in the investor relations section of ir.nayax.com, where a replay of the English webcast will be archived following the event.

Advisors:

Jefferies LLC is serving as exclusive financial advisor and Reed Smith LLP is serving as legal counsel to Nayax. Harris Williams is serving as exclusive financial advisor and Kirkland & Ellis LLP is serving as legal counsel to IPS Group, Inc. and Windjammer Capital Investors.

About Nayax:

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of June 30, 2026, Nayax has 13 global offices, approximately 1,250 employees, connections to more than 80 merchant acquirers and payment method integrations, and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency, effectively and simply. For more information, please visit www.nayax.com.

About IPS Group, Inc.:

Founded in 2000 and headquartered in San Diego, California, with offices in Canada and Europe, IPS Group, Inc. is an integrated payments, software, and data analytics platform powering smart parking and curb management for municipalities, universities, and private operators. IPS launched one of the first payment-enabled smart parking meters in 2005 and today delivers a fully integrated ecosystem spanning single and multi-space meters, mobile and text-based payments, and mission-critical parking management software. IPS manages more than 250,000 parking spaces across the United States, the United Kingdom, Ireland, and Canada.

Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding the completion of the proposed acquisition of IPS Group and the timing thereof, the receipt of required regulatory approvals and satisfaction of closing conditions, the anticipated benefits and synergies of the transaction, the expected financial impact of the transaction, our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under "Risk Factors" in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Public Relations Contact:

Scott Gamm

Strategy Voice Associates

Scott@strategyvoiceassociates.com

Investor Relations Contact:

Aaron Greenberg

Chief Strategy Officer

IR@nayax.com